Bernal Cutlery Inc.
Balance Sheet
As of December 31, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	
Community Trust Checking	2,985.27
Community Trust Money Mkt.	34,434.15
Petty Cash	230.69
Total Bank Accounts	**$ 37,650.11**
Other Current Assets	
Deposits in Transit	84.37
Due from BOE	4,398.00
Inventory Asset	263,328.89
Loan to Shareholder	110,209.52
Rent Deposit	20,000.00
Total Other Current Assets	**$ 398,020.78**
Total Current Assets	**$ 435,670.89**
Fixed Assets	
Accumulated Amortization	-1,360.00
Accumulated Depreciation	-44,577.69
Computer Equipment	6,484.71
Furniture & Fixtures	19,735.05
Furniture & Fixtures - Oakland	1,854.60
Leasehold Improvements	8,603.50
Leasehold Improvements - Oakland	23,450.48
Loan Fees	3,825.00
Machinery & Equipment - Oakland	305.27
Machinery & Equipment - SF	24,601.54
Tools	1,543.04
Total Fixed Assets	**$ 44,465.50**
TOTAL ASSETS	**$ 480,136.39**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express CC - Josh	15,396.82
Total Credit Cards	**$ 15,396.82**
Other Current Liabilities	
CA BOE Payable	348,458.79
Sales Tax Payable	-316,325.79
Total CA BOE Payable	**$ 32,133.00**
Due to George Rezendes	5,000.02
Loan From Shareholder	153,229.34
Paypal Loan	12,997.70

Payroll Liabilities		
CA PIT / SDI		1,138.90
CA SUI / ETT		543.61
Federal Taxes (941/944)		5,683.70
Federal Unemployment (940)		416.60
Total Payroll Liabilities	$	**7,782.81**
Total Other Current Liabilities	$	**211,142.87**
Total Current Liabilities	$	**226,539.69**
Long-Term Liabilities		
SBA Loan #1		90,286.31
SBA Loan #2		47,753.03
Square Working Capital Loan		93,340.06
Working Solutions Loan		31,087.78
Total Long-Term Liabilities	$	**262,467.18**
Total Liabilities	$	**489,006.87**
Equity		
Owner's Capital		
Draws		-269,026.41
Investments		94,361.84
Total Owner's Capital	-$	**174,664.57**
Retained Earnings		176,444.51
Net Income		-10,650.42
Total Equity	-$	**8,870.48**
TOTAL LIABILITIES AND EQUITY	$	**480,136.39**